SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of May, 2005

                          Commission File no. 000-16008


                             DIAMANT ART CORPORATION
                       f/k/a ART INTERNATIONAL CORPORATION
                              (Name of registrant)

              5-7100 Warden Ave., Markham, Ontario, CANADA L3R 5M7
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F X     Form 40-F
                                   ---             ---

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes              No X
                                   ---             ---

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes              No X
                                   ---             ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes              No X
                                   ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                               -----------------------


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     Change in Registrant's Certifying Accountant.

     (a) Diamant Art Corporation f/k/a ART International Corporation (the "Company") was notified by its independent accountant, Armstrong Szewczyk Goodman Tobias LLP CA ("ASGT"), that it received a letter dated March 22, 2005 from the Public Company Accounting Oversight Board ("CPAOB") that, as of July 19, 2004, it would have to be registered with the CAPOB before it could issue an audit report for the Company. An audit report will be necessary with respect to the Company's financial statements ended at November 30, 2004 which must be included in the Form 20-F which is due on or before May 31, 2005. Based on the foregoing, the Company, on May 10, 2005, notified AS& T that it was dismissed as the Company's independent auditor. The decision to change independent accountants was approved by the Board of Directors of the Company.

     The audit reports issued by ASGT on the Company's financial statements as of and for the years ended November 30, 2003 and 2002, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles except that each audit report contained a going concern qualification due to the Company's accumulation of operating losses and deficiency in working capital. Further, during the audits of the two most recent fiscal years ended November 30, 2003 and the subsequent interim period through May, 2005, there were no disagreements with ASGT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of ASGT would have caused it to make reference to the subject matter of the disagreement in connection with its opinion.

     The Company provided ASGT with a copy of the foregoing disclosures prior to the date of the filing of this report and requested ASGT to furnish it with a letter addressed to the Securities and Exchange Commission stating whether ASGT agrees with the statements in this Report. A copy of Armstrong Szewczyk Goodman Tobias LLP CA's letter agreeing with the disclosures herein is attached hereto as an Exhibit.

     (b) On May 11, 2005, the Company engaged Danziger & Hochman CA of Toronto, Ontario, Canada as its independent accounting firm. Danziger & Hochman CA is registered with the CPAOB. During the two most recent fiscal years ended November 30, 2003 and 2002, and the interim period preceding the decision to engage Danziger & Hochman CA as its independent accountants, the Company has not consulted with Danziger & Hochman CA regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company by Danziger & Hochman CA that Danziger & Hochman CA concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue.

     Exhibits.

     16.1 Letter from Armstrong Szewczyk Goodman Tobias LLP


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             DIAMANT ART CORPORATION
                                             f/k/a ART INTERNATIONAL CORPORATION



Date May 12, 2005                         By: /X/ Michel van Herreweghe
                                             -----------------------------------
                                             Michel van Herreweghe,
                                             Chairman